Filed by Blue Owl Capital Corporation III
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Capital Corporation III
Commission File No. 814-01345
File No. of Related Registration Statement: 333-281609

Investor Letter
November 22, 2024
Dear Blue Owl Capital Corporation III Shareholder:
As you are aware, Blue Owl Capital Corporation III (“OBDE”) will hold a meeting for its shareholders on January 8, 2025. At this meeting, OBDE shareholders of record as of October 18, 2024 will be asked to adopt the Agreement and Plan of Merger, dated as of August 7, 2024 (the “Merger Agreement”), pursuant to which OBDE will merge with and into a wholly- owned subsidiary of Blue Owl Capital Corporation (“OBDC”) which will then merge into OBDC with OBDC continuing as the surviving company (the “Mergers”). If the Mergers are approved and consummated, shares of OBDE common stock will be exchanged for OBDC common stock based upon an exchange ratio determined in accordance with the terms of the Merger Agreement.
The purpose of this notice is to inform you that, if the Mergers are consummated, OBDE’s amended and restated dividend reinvestment plan will be terminated and any remaining OBDE distributions paid following the effective date of the Mergers will be paid only in cash.
If the Mergers are consummated, OBDE shareholders will also be automatically enrolled in OBDC’s amended and restated dividend reinvestment plan (the “OBDC DRIP”). The OBDC DRIP is an “opt-out” plan, meaning OBDC will reinvest all cash distributions declared by OBDC’s board of directors on behalf of OBDC shareholders who do not elect to receive their distribution in cash. As a result, if OBDC’s board of directors authorizes and OBDC declares a cash dividend or other distribution, then OBDC shareholders who have not opted out of the OBDC DRIP will have their cash distributions automatically reinvested in additional shares of OBDC’s common stock, par value $0.01 per share, rather than receiving the cash dividend or other distribution.
Please contact your broker-custodian to learn more about updating your distribution election for any public shares that you are holding with your broker-custodian.
Thank you very much for your support.
Sincerely,
Craig Packer
Chief Executive Officer